October 6, 2021

Todd Schiffman

Erin Purnell

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Progressive Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 1, 2021, File No. 001-09518

Dear Mr. Schiffman and Ms. Purnell:

I am writing in response to your letter dated September 23, 2021.

Background

Subsidiaries of The Progressive Corporation (collectively, “Progressive”, the “company”, “we”, “our”) write personal and commercial auto insurance, residential property insurance, limited commercial property insurance for small businesses, and other specialty property-casualty insurance, and provide related services, predominantly in the United States. We currently have minimal foreign exposure in our operations (limited policies written in Canada and Bermuda), resulting from the acquisition of Protective Insurance Corporation in 2021; during the periods covered by our Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 10-K” or the “10-K”), we had no foreign insurance writings. Our physical facilities are located only in the U.S., with major owned facilities in or around Cleveland, OH, Colorado Springs, CO, and Tampa/St. Petersburg, FL, and other owned and leased offices and facilities throughout the U.S.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 1A. Risk Factors, page 12

SEC Comment:

1. Disclose any material litigation risks related to climate change and the potential impact to the company.

Company Response:

We have not identified material litigation risks related to climate change and potential impact to the company. As a result, no such specific disclosures were included in our Risk Factors discussions in our 2020 10-K. We will continue to monitor climate-related risks and will include material litigation risks and other climate change-related risks in our Risk Factor disclosures, if and as appropriate, in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

SEC Comment:

2. There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. We note that you have not discussed the impact of pending or existing climate change-related legislation, regulations, and international accords in your SEC filing. Please revise your disclosure to identify material existing climate change-related legislation, regulations, and international accords and any material effect on your business, financial condition, and results of operations.

Company Response:

We have not identified any material impact on our business, financial condition, or results of operations from existing or pending climate change-related legislation, regulations, or international accords. As a result, no such specific disclosures were included in our MD&A discussions.

We routinely monitor laws and regulations that impact or could impact our business, including those that may be related to climate change, and undertake compliance efforts where appropriate. For example, we have observed recent activity in various climate change-related state insurance laws or regulations (both existing and in process), particularly relating to enhanced disclosures, as well as site specific construction and other requirements that may impact our local facilities, although we do not believe that these developments are material to Progressive. As we consider whether to disclose such laws and regulations and potential impacts on Progressive in our filings (and whether and how to address the other topics discussed in this letter), we are guided by the specific requirements of the SEC’s regulations, materiality considerations developed by the Commission and through case law, both quantitative and qualitative, and specific guidance provided by the SEC, including its 2010 interpretive guidance relating to climate change disclosures. Accordingly, we will continue to monitor this space and will include such information, if and as appropriate, in our MD&A discussions in future filings.

We further note that in our 10-K, we included various Risk Factors that implicate potential climate change-related impacts, although climate change may not be specifically mentioned, including potential changes in laws and regulations that impact our insurance and corporate operations (see pages 17-18 of our 10-K). We will continue to monitor climate change-related risks and related legal and regulatory developments and will include enhancements to our Risk Factor disclosures, if and as appropriate, in future filings.

SEC Comment:

3. To the extent material, please discuss capital expenditures for climate-related projects and quantify those expenditures. We note that you provided more expansive disclosure in your CSR report regarding building infrastructure with automated energy-efficient equipment and investment in facilities, equipment, and company vehicles that are increasingly energy and fuel efficient.

Company Response:

Capital expenditures for climate-related projects during the time periods covered by the 2020 10-K were not material to our business, financial condition, or results of operations, individually or in the aggregate. As a result, no specific mention of these matters was included in our MD&A discussions. In this regard, we note that Progressive had total revenue of over $42 billion during 2020 and total assets of over $64 billion at year end 2020, and our capital expenditures for climate-related projects during 2020 were below 0.1% of those figures. We will monitor our capital expenditures for climate-related projects going forward and, if material, will include discussions in future filings.

Our CSR report addresses a multitude of issues that are of interest to a diverse and expanding set of consumers of this information, including, in addition to investors, our employees, policyholders, and potential customers, current and prospective business partners, our regulators, other governmental agencies, and elected officials, as well as other individuals and groups that monitor, evaluate and report on such corporate actions and disclosures. Due to the varied interests of these groups and the level of detail provided to address their concerns, our CSR report includes many discussions that, we believe, are not material to Progressive from a securities law or financial reporting perspective in view of the materiality considerations and SEC guidance mentioned above, including those relating to more energy-efficient facilities, equipment, and vehicles.

We further note that our CSR report is guided by elements from various reporting frameworks, namely the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-Related Financial Disclosures (TCFD). The CSR report accordingly uses certain terms that SASB and TCFD refer to as “Material Topics.” Our use of such terms to align with the SASB and TCFD reporting frameworks, however, is not intended, and should not be interpreted, to suggest that we believe that the related discussions are “material” to Progressive from a securities law or financial reporting perspective.

SEC Comment:

4. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include quantification of material weather-related damages to your property or operations and any weather-related impacts on the cost or availability of reinsurance.

Company Response:

As a property-casualty insurance company, we are exposed to hurricanes and other severe weather events in the U.S., and we discuss the claims costs arising from those events in the ordinary course of our business and financial reporting. We regularly disclose the effect of severe weather on the financial results of our insurance operations, including the separate reporting of catastrophe-related claims expenses and the related impacts to our profitability. In our 10-K, we disclosed that in 2020 we incurred $878.0 million of catastrophe losses (on a pre-tax basis and net of reinsurance) throughout the United States resulting from hurricanes, hailstorms, tornadoes, and wind activity, with an aggregate impact of 2.2 points on our combined ratio (see MD&A, pages App.-A-50 & 57 of our10-K Exhibit 13 (“Annual Report”), which also includes comparable information for 2019 and 2018).

During the time periods covered by the 10-K, we did not incur weather-related damage to our properties or other disruptions of our operations that were material to our business, financial condition, or results of operations and, as a result, no such disclosures were included in our MD&A discussions. If we were to sustain material weather-related damages or disruptions in the future, we would include a discussion of the impact on our financial condition and results of operations in our MD&A. For informational purposes, we often experience local disruptions to our claims-resolution operations in areas impacted by hurricanes or other significant storms (e.g., local claims offices being closed, travel and communication difficulties, body shop or other vendor availability, etc.), but the impacts are typically transitory and the related costs are publicly reported in our financial statements as a component of losses and loss adjustment expenses. We have not experienced material damage or disruptions to our more significant corporate facilities, including those located in the Tampa/St. Petersburg, FL area; moreover, even if such an event were to occur, note that we have contingency plans in place that are designed to limit the extent of any disruptions to our operations.

We purchase reinsurance to provide protection against certain severe weather events, mostly in our Property business. For 2020, our Property business represented about 5% of our total net premiums written. A discussion of our reinsurance program can be found in our 2020 10-K, at pages 4-5, and in our Annual Report, Note 7 Reinsurance to the financial statements, and the impacts of reinsurance during 2018 through 2020 can be found on page App.-A-57 of the Annual Report. During the time periods covered by the 10-K, we did not experience a material constraint on the availability of weather-related reinsurance or a material increase in the cost of our reinsurance program. As a result, no disclosures relating to these matters were included in the MD&A of our 2020 10-K. We note that in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2021, our MD&A referenced the rising costs of reinsurance as a factor in our decision to increase our retention for certain of our catastrophe reinsurance coverages that renewed in June 2021 (see page 39 of the Form 10-Q), although we do not view the resulting premium increase as material to our business, financial condition, or results of operations. To the extent that the increased retention might result in increased claims costs in the future, those costs would be reflected in our ordinary course reporting discussed above. We will continue to monitor the reinsurance market and provide enhanced MD&A disclosures, if and as appropriate, in future filings.

We further note that our 10-K included Risk Factors addressing each of the items discussed in this response: the impact of severe weather and catastrophic events on our insurance results (see our 10-K at page 14), the potential unavailability of physical facilities or business systems (see our 10-K at page 19), and the possibility that insured events, such as catastrophes, could alter the costs and availability of reinsurance (see our 10-K at pages 14-15).

SEC Comment:

5. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Company Response:

As of the filing of our 2020 10-K, we had not identified material effects of transition risks related to climate change that had affected, or were expected to materially affect, our business, financial condition, or results of operations. As a result, no such specific disclosures were included in our MD&A discussions. We continue to monitor this space and will include such information, if and as appropriate, in our MD&A discussions in future filings.

In this regard, you should note that our insurance contracts are principally written for terms of six months, with a portion written for one year. This structure provides flexibility to adjust pricing, targeted mixes of business, and other factors that could be introduced by climate change and related regulatory changes or market trends. We also monitor the credit worthiness and financial health of our significant business partners, including those with which we have longer term relationships. In addition, our actively managed investment portfolios, which at December 31, 2020 comprised over 90% of our invested assets, are invested primarily in relatively short duration and maturity debt securities, further allowing more frequent assessment of risks related to specific issuers or market sectors.

To the extent that these considerations reflect potential future impacts, we believe that they are addressed in our Risk Factor disclosures relating to our ability to underwrite and price risks accurately (see page 13 of our 10-K), the ability of significant counterparties to perform their obligations (see page 22 of our 10-K), and market and liquidity risks relating to our investments (see pages 20-22 of our 10-K), among others. As we contemplate future Risk Factor disclosures, we will consider enhancements to these disclosures that may be appropriate as the related risks evolve or become known.

SEC Comment:

6. Quantify any material increased compliance costs related to climate change.

Company Response:

Our compliance costs related to climate change during the time periods covered by the 2020 10-K were not material to our financial condition or results of operations, individually or in the aggregate. As a result, no specific mention of these matters was included in our 10-K MD&A discussions.

Please do not hesitate to contact me if you have further comments or questions.

Sincerely,

/s/ John P. Sauerland
John P. Sauerland
Vice President and Chief Financial Officer

cc:	S. Patricia Griffith, Chief Executive Officer

Daniel P. Mascaro, Chief Legal Officer